[Letterhead of LeClairRyan, A Professional Corporation]

December 13, 2007

By EDGAR

Mark S. Webb, Esq.

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Virginia Financial Group, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed on October 26, 2007

File No. 333-146249

Dear Mr. Webb:

On behalf of Virginia Financial Group, Inc. (“VFG”), we wish to supplement VFG’s initial response to the Staff’s comment no. 2 set forth in your letter dated November 9, 2007 with regard to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (“Amendment No. 1”). For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the response.

Excerpted Comment from November 9, 2007 Letter

2.	We note your response to comment 21 of our letter dated October 17, 2007, regarding your determination of Virginia Financial Group (VFG) as the accounting acquirer despite FNB Corporation (FNB) owning a majority of the voting rights in the combined entity. Please address the following regarding your determination of VFG as the accounting acquirer:

•	Tell us how you weighted each of the criteria in paragraph 17 of SFAS 141 in reaching your determination; and

Mark S. Webb, Esq.

December 13, 2007

•

Tell us in further detail how you considered the guidance in paragraphs 17.a and 17.b of SFAS 141 regarding groups of owners either controlling a larger portion of the voting rights or a large minority voting interest.

VFG acknowledges the Staff’s comment. In our letter accompanying Amendment No. 1, and in response to the Staff’s comment no. 21 set forth in its letter dated October 17, 2007, VFG provided the Staff with information on how VFG considered the criteria in paragraph 17 of SFAS 141 in reaching the conclusion that it expects the merger to be accounted for as a purchase by VFG of FNB Corporation (“FNB”) under generally accepted accounting principles. VFG wishes to further supplement such information in responding to the Staff’s November 9, 2007 comment.

In determining VFG to be the accounting acquirer, VFG considered the guidance in paragraphs 17.a and 17.b of SFAS 141 regarding groups of owners either controlling a larger portion of the voting rights or a large minority voting interest. VFG and FNB, respectively, do not have stock ownership that is concentrated in certain identifiable groups other than (i) FNB’s Employee Stock Ownership Plan controlling approximately 7.1% of FNB’s outstanding common stock; (ii) the directors and executive officers of FNB controlling approximately 2.0% of FNB stock; and (iii) the directors and executive officers of VFG controlling approximately 2.3% of VFG’s outstanding common stock. To the companies’ best knowledge, the executive officers and directors of either VFG or FNB, respectively, do not own shares of the other company, other than William P. Heath, Jr., current President and Chief Executive Officer of FNB, who beneficially owns 2,850 shares, or less than 0.027% of VFG. (VFG had 10,795,943 total shares outstanding as of December 11, 2007).

It is expected that upon consummation of the merger the shareholders of FNB will collectively own approximately 52.2% of the combined company’s outstanding common stock and VFG’s shareholders will own approximately 47.8% of such stock. While FNB shareholders will control a larger portion of the voting rights, VFG shareholders will have a significant minority voting interest in the combined entity, and one which nearly approaches a majority. VFG considered such shareholder groups’ pro forma stock ownership, among other factors, in determining VFG to be the accounting acquirer.

VFG also wishes to provide supplemental information with respect to the combined company’s board composition after the merger.

In accordance with VFG’s articles of incorporation, which will not be amended in connection with the merger and will be the combined company’s articles of incorporation after the merger, the board of directors of the combined company will consist of the number of individuals fixed or provided for in its bylaws. Under VFG’s bylaws, which will be the combined company’s bylaws after the merger and amended only as set forth below, the combined company’s board is to have a minimum of five and a maximum of

Mark S. Webb, Esq.

December 13, 2007

25 directors, which are to be divided into three classes as nearly equal as possible. Pursuant to Virginia law, VFG’s board has the authority to increase or decrease the number of directors within that range. VFG’s articles further provide that when the number of directors is changed, any newly created directorships are to be apportioned among the classes as to make all classes as nearly equal as possible, and that any vacancies resulting from the increase in the number of directors are to be filled by a majority vote of the directors then in office, and such newly appointed directors will hold office until the next annual meeting of shareholders.

In connection with the merger and pursuant to the merger agreement, VFG has agreed to adopt, prior to the merger, an amendment to its bylaws so that the combined company’s board will consist of a number of directors, not to exceed 24, as agreed to by the parties immediately before the effective time of the merger. The merger agreement also provides that one-half of the combined company’s directors will be designated by VFG and one-half will be designated by FNB. The FNB designees to be appointed to the combined company’s board will be apportioned among the three classes of directors as equally as possible, pursuant to VFG’s articles. Under the merger agreement, until the third anniversary of the completion of the merger, if there is a vacancy created by the cessation of service of a VFG designee, a majority of the remaining VFG designees will propose a nominee to the governance and nominating committee of the combined company’s board to fill the vacant position. Similarly, if there is a vacancy created by the cessation of service of an FNB designee, a majority of the remaining FNB designees will propose a nominee to the governance and nominating committee of the combined company’s board to fill the vacant position. After the three-year period following the merger, the composition of the combined company’s board will change according to the company’s needs and business purposes.

For illustrative purposes only, if the combined company is to have 24 directors, 12 would be designated by VFG and 12 would be designated by FNB. As a result of the above-mentioned bylaw amendment, there would be 12 director vacancies created, which will be filled by the 12 directors designated by FNB. These FNB designees will be apportioned among VFG’s existing three director classes. Pursuant to Virginia law and VFG’s articles and bylaws, all FNB directors must be elected by shareholders at the combined company’s 2008 annual meeting of shareholders. Four of the FNB directors will join the VFG director class that is up for re-election at the 2008 meeting to serve a three-year term. The four FNB directors that are designated to join the VFG director class up for re-election in 2009 will be elected at the 2008 annual meeting to serve a one-year term and the four FNB directors that are designated to join the VFG director class up for re-election in 2010 will be elected at the 2008 annual meeting to serve a two-year term.

The parties’ intent with respect to the combined company’s board composition is that the board have equal director representation from each of VFG and FNB for at least the first three years after the merger. This intent is structured in section 1.3 of the merger

Mark S. Webb, Esq.

December 13, 2007

agreement, and is further facilitated through applicable provisions of Virginia law and VFG’s articles and bylaws. As a result, at no time during this period will one of the merger parties have greater director representation on the combined company’s board, and control with respect to board matters, over the other party.

* * * * *

VFG believes that the preponderance of merger structure evidence, including VFG’s contributing a greater proportion of the officers of the combined holding company, the terms of the exchange, including a premium paid to shareholders of FNB, and other considerations addressed in SFAS 141 being relatively neutral, support the conclusion of VFG as the accounting acquirer.

If you have any further questions on the above, please contact me at 804-343-4079.

Thank you for your attention to this matter.

Sincerely,

/s/ Scott H. Richter
Scott H. Richter

cc:	Timothy A. Geishecker, Esq.
Mr. Don Walker
Mr. Amit Pande
Mr. Jeffrey W. Farrar
Mr. William P. Heath, Jr.
Fred W. Palmore, III, Esq.
Susan S. Ancarrow, Esq.
George P. Whitley, Esq.